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                              March 4, 2022

       Erik S. Nelson
       Chief Executive Officer
       UAN Power Corp.
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: UAN Power Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed February 22,
2022
                                                            File No. 000-54334

       Dear Mr. Nelson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed February 22, 2022

       Plan of Operation, page 15

   1. Please reconcile the intended budget for the next twelve months ended June 30, 2022 with the actual expenses
through December 31, 2021.
       Item 5. Directors and Executive Officers, page 27

   2. We partially reissue comment 1. Please disclose for each entity where there was a change in control, the amount
of any consideration received. This would include repayment of debt, including
payments to affiliates such as Coral Investment Partners. In addition, please discuss the
specific experience, qualifications, attributes or skills that led to the conclusion that Mr.
Nelson should serve as a director as required by Item 401(e).
 Erik S. Nelson
UAN Power Corp.
March 4, 2022
Page 2
Item 6. Executive Compensation, page 31

3. We partially reissue comment 2. Please include a footnote to the summary compensation table stock awards column disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See
      Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities, page 33

4. We note your revised disclosure in response to comment 3 and reissue the comment in part. Please disclose the persons or class of persons to whom the shares were sold for each transaction. In this regard, we note that your disclosure does not indicate to whom the shares were sold for the second August 21, 2018 issuance. In addition, please revise your disclosure to clarify to whom the Class A and Class B warrants, respectively, were issued on May 7, 2021. In this regard, we note that your disclosure suggests the warrants were purchased by Coral Investment Partners, LP and also issued to relatives of Yin-
      Chieh Cheng.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameErik S. Nelson
                                                            Division of
Corporation Finance
Comapany NameUAN Power Corp.
                                                            Office of Real
Estate & Construction
March 4, 2022 Page 2
cc:       Michael Littman
FirstName LastName